Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
          Computations of Ratio of Earnings to Fixed Charges
                        (Thousands of Dollars)
                                                                           1992
                                                  Pro Forma      April 1     |     January 1
                                       1993        1992 (2)    to Dec. 31    |    to March 31
                                                               (Successor)   |   (Predecessor)
Net Income. . . . . . . . . . . . . $ 108,103     $ 77,981      $ 71,941     |      $  6,040
Taxes on Income . . . . . . . . . .    46,896       20,378        23,551     |        (3,173)
     Net Income Plus Taxes. . . . .   154,999       98,359        95,492     |         2,867
                                                                             |
Fixed Charges:                                                               |
  Interest on Long-Term Debt. . . .    53,908       57,862        42,889     |        14,973
  Interest on Other Indebtedness. .     6,075       15,121        11,777     |         3,344
  Interest on Corporate-owned                                                |
    Life Insurance Borrowings . . .    11,865        7,155         5,294     |         1,861
  Interest Applicable to Rentals. .    24,967       30,212        22,133     |         8,079
      Total Fixed Charges . . . . .    96,815      110,350        82,093     |        28,257
                                                                             |
Earnings (1). . . . . . . . . . . .  $251,814     $208,709      $177,585     |      $ 31,124
                                                                             |
Ratio of Earnings to Fixed Charges.      2.60         1.89          2.16     |          1.10


                                                          Year Ended December 31,
                                                               (Predecessor)
                                                  1991              1990              1989

Net Income. . . . . . . . . . . . .             $ 53,602          $ 64,184          $ 47,493
Taxes on Income . . . . . . . . . .               15,955            17,916            12,266
     Net Income Plus Taxes. . . . .               69,557            82,100            59,759

Fixed Charges:
  Interest on Long-Term Debt. . . .               59,668            59,263            65,772
  Interest on Other Indebtedness. .               17,838            17,432            18,446
  Interest on Corporate-owned
    Life Insurance Borrowings . . .                7,304             7,134             6,923
  Interest Applicable to Rentals. .               32,193            32,119            32,150
      Total Fixed Charges . . . . .              117,003           115,948           123,291

Earnings (1). . . . . . . . . . . .             $186,560          $198,048          $183,050

Ratio of Earnings to Fixed Charges.                 1.59              1.71              1.48




(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net  deferred  investment  tax  credit)  and  fixed  charges.  Fixed  charges consist of all interest on  indebtedness, amortization  of debt  discount  and  expense, and the portion of rental expense which represents an interest factor.

(2)  The pro forma information for the year ended December 31, 1992 was derived by combining the historical information of the three month period ended March 31, 1992 (Predecessor) and the nine month period  ended December 31, 1992 (Successor).  No purchase accounting adjustments were made  for  periods  prior to  the Merger in determining pro forma amounts because such adjustments would be immaterial.  (See Note 1 of Notes to Financial Statements)
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